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                     December 12, 2022

       Christopher Furman
       Chief Executive Officer
       Vitro Biopharma, Inc.
       3200 Cherry Creek Drive
       Suite 720
       Denver, CO 80209

                                                        Re: Vitro Biopharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed on November
4, 2022
                                                            File No. 000-17378

       Dear Christopher Furman:

               We issued comments to you on the above captioned filing on November 17, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 27, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences
       cc:                                              David J. Babiarz